2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Toni Weinstein
Direct Telephone: 214-740-8580
Direct Fax: 214-756-8580
tweinstein@lockelord.com
April 6, 2009
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	American Campus Communities, Inc. Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Filed March 16, 2009 File No. 333-150059
Ladies and Gentlemen:
The following is the response of American Campus Communities, Inc. (the “Company”) to the comments contained in the Staff’s comment letter dated March 30, 2009 concerning the above-referenced registration statement. Filed herewith is Post-Effective Amendment No. 2 to such registration statement (“Post-Effective Amendment No. 2”).
1.	We refer to your annual report on Form 10-K filed on March 2, 2009 and note that the information required by Part III will be incorporated by reference to your proxy statement. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed.

The Company filed a proxy statement relating to its 2009 annual meeting of stockholders with the Commission on March 27, 2009.
2.	Please revise your registration statement to include the undertaking required by Item 512(a)(5) of Regulation S-K.

The requested undertaking has been added in paragraph (b) of Item 17 to Part II of Post-Effective Amendment No. 2.
The Company acknowledges that:
•	should the Commission, or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States
Securities and Exchange Commission
April 6, 2009

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me should you require additional information with respect to these matters.
Very truly yours,
/s/ Toni Weinstein